UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42684

Rubico Inc.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens - Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 20, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1. Press release dated October 20, 2026.

In connection with the closing our offering of senior convertible notes (the “Notes”), warrants to purchase common shares, pre-funded warrants, each exercisable for one common share each and common shares (the “Convertible Note Financing”), that took place on October 19, 2026, we issued 1,295,179 common shares. As of the date of this Report, no Pre-funded Warrants are outstanding.

Giving effect to the closing of the Convertible Note Financing and related issuances of common shares pursuant to conversion notices thereunder and the Company’s recent sales under its At Market Issuance Sales Agreement (“ATM”) with B. Riley Securities, Inc., the Company has a total of 12,587,957 common shares issued and outstanding.

As of October 20, 2026, we have issued and sold $3.1 million under the ATM, since its inception, and $0.4 million has been converted under the Notes.

The information contained in this Report, except for the commentary of Kalliopi Ornithopoulou contained in Exhibit 99.1, is hereby incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-297207).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: October 21, 2026	/s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer